Exhibit 99.48

3623 Old Conejo Road, Suite 207, Newbury Park, California 91320 Phone: (805) 484-3613 TSX ticker symbol; KEI QTCQB ticker symbol; KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY ANNOUNCES ANNUAL 2021 RESULTS

NEWBURY PARK, CALIFORNIA, March 10, 2022 –

All amounts are in U.S. Dollars unless otherwise indicated:

2021 HIGHLIGHTS

●	In December 2021, the Company completed an equity rights offering for gross proceeds of C$8.6 million and is using the proceeds to drill two wells. As of March 10, 2022, the Company has completed drilling the Barnes 7-3H well (98.07% working interest) and the Barnes 8-4H well (99.8% working interest) and is currently performing a fracture stimulation on the Barnes 7-3H well with production expected in late March.
●	BOK Financial agreed to increase the borrowing base of the credit facility by $2.0 million if certain items are met. When the Company finishes fracture stimulating the Barnes 7-3H well, those items will have been met. The Company anticipates receiving the increase in the borrowing base in the second quarter of 2022.
●	The Company’s debt was reduced to $16.9 million at December 31, 2021 from $20.7 million at the beginning of the year. This was down from a peak debt level of $30.0 million.
●	The Company’s Total Proved Reserves were 34.1 million barrels of oil equivalent (BOE) for 2021 which was a 3% increase from 2020 according to the Company’s December 31, 2021, independent reserves evaluation. The NPV10 value of the Total Proved Reserves increased to $358.8 million, a 86% increase from 2020, due primarily to higher estimated future pricing.
●	The Company performed an impairment reversal test at December 31, 2021 and reversed the entire impairment expense of $71.9 million that was recorded in March 2020 due to low prices. The $71.9 impairment reversal was lower than the original impairment charge by $1.1 million to reflect the depletion that would have been recorded if the PP&E was never impaired for a net impairment reversal amount of $70.8 million.
●	Gross revenue in 2021 was $19.2 million, compared to $12.3 million in 2020.
●	Net income in 2021 was $71.0 million, compared to a net loss of $70.4 million in 2020, due to the impairment reversal of $70.8 million for the year ended December 31, 2021 compared to the impairment charge of $71.9 million for the year ended December 31, 2020.
●	Revenue, net of royalties was $15.0 million for 2021 compared to $9.6 million for 2020, due to an average price increase of 85% partially offset by 15% lower production.
●	Adjusted funds flow was $6.6 million for 2021 compared to $7.2 million for 2020. This decrease was due to a decrease in production of 15% and realized losses from commodity contracts in 2021 compared to realized gains in 2020, partially offset by the increase in average prices.(1)
●	Netback from operations increased to $33.75 per BOE in 2021 compared to $16.20 per BOE in 2020, an increase of 108%.(2) Netback including the impact of commodity contracts for 2021 was $26.05 per BOE, an increase of 9% from the prior year. (2) The 2021 increase compared to the prior year was due to the increase in average prices partially offset by higher production taxes.

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●	Interest expense has decreased by 32% in 2021 compared to the prior year due to principal payments on the credit facility which reduced the outstanding loan balance combined with lower interest rates.

●	Average production for 2021 was 976 BOEPD compared to 1,151 BOEPD in 2020, a decrease of 15% due to the normal production decline of existing wells.
●	General & administrative (G&A) expenses for 2021 were $2.7 million compared to $2.9 million in 2020, a decrease of 7%. The decrease is due to management’s continued efforts to reduce G&A costs throughout the Company partially offset by higher advisor fees at the beginning of the year.

●	Production and operating expense per barrel averaged $8.32 per BOE in 2021 compared to $6.54 per BOE in 2020, an increase of 27%. The increase was primarily due to an increase in production taxes of $1.47 per BOE in 2021 due to higher average prices.

(1)	Adjusted Funds Flow is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

Kolibri’s President and Chief Executive Officer, Wolf Regener commented:

“With our successful rights offering raising over C$8.6 million in December, the Company was able to fast track our 2022 drilling program at the beginning of the year. We have already drilled both the Barnes 7-3H well and the Barnes 8-4H well safely and on budget. The Company is currently performing fracture stimulation operations on the Barnes 7-3H well and expects production flow back by the end of March. In addition, we anticipate receiving the additional $2.0 million increase in our credit facility borrowing base which we will use, along with cash flow from operations, to fracture stimulate the Barnes 8-4H well in the second quarter of 2022. With oil current prices of over $100/barrel, we expect to generate significant incremental value to shareholders from both of these wells as production from these wells is unhedged.

Our 2021 independent reserves evaluation report showed a 3% increase in total proved reserves from the prior year with a NPV10 total proved value of $358.8 million, which was an 86% increase from 2020, primarily due to higher prices.

Also, due to higher prices in the oil market, the Company completely reversed the $71.9 million impairment charge that it has recorded in March 2020. The $71.9 impairment reversal was reduced by $1.1 million to reflect the depletion that would have been recorded if the PP&E was never impaired for a net impairment reversal amount of $70.8 million.

The Company was able to generate $6.6 million of adjusted funds flow without any capital expenditures during the year.

Netback from operations increased to $33.75 per BOE in 2021 compared to $16.20 per BOE in 2020, an increase of 108%, with an average price of $66.08 per BOE. Netback including the impact of commodity contracts for 2021 was $26.05 per BOE, an increase of 9% from the prior year. The 2021 increase compared to the prior year was due to the increase in average prices partially offset by higher production taxes.

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Revenue, net of royalties was $15.0 million for 2021 compared to $9.6 million for 2020, an increase of 56% due to an 86% increase in average prices partially offset by a 15% decrease in production.

The average production for 2021 was 975 BOEPD, a decrease of 15% compared to 2020 production of 1,151 BOEPD. The decrease is due to the normal production decline of existing wells as no new wells were brought online in 2021.

G&A expenses for 2021 was $2.7 million compared to $2.9 million in 2020, a decrease of 7%. The decrease is due to management’s continued efforts to reduce G&A costs throughout the Company partially offset by higher advisor fees at the beginning of the year.

Interest expense has decreased by 32% in 2021 compared to the prior year due to principal payments on the credit facility which reduced the outstanding loan balance combined with lower interest rates.

Production and operating expense per barrel averaged $8.32 per BOE in 2021 compared to $6.54 per BOE in 2020, an increase of 27%. The increase was primarily due to an increase in production taxes of $1.47 per BOE in 2021 due to higher average prices.

	Fourth Quarter			Year Ended
	2021	2020	%	2021	2020	%

Net Income (Loss):
$ Thousands	$72,340	$(1,078)	-%	$71,002	$(70,410)	-%
$ per common share	$0.31	$(0.01)	-%	$0.30	$(0.30)	-%
assuming dilution

Adjusted Funds Flow	$1,859	$1,750	6%	$6,569	$7,196	(9)%

Capital Expenditures	$559	$43	1200%	$696	$(16)	-%

Average Production (Boepd)	931	1,082	(14)%	975	1,151	(15)%
Gross Revenue	5,444	3,205	70%	19,128	12,251	56%
Average Price per Barrel	$51.67	$32.19	61%	$53.75	$29.08	85%
Netback from operations per Barrel	$40.88	$18.38	122%	$33.75	$16.20	108%
Netback including commodity contracts per Barrel	$28.99	$25.40	14%	$26.05	$23.86	9%

	December 2021	December 2020
Cash and Cash Equivalents	$7,316	$920
Working Capital	$3,823	$(3,456)

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Year Ended 2021 to Year Ended 2020

For 2021, oil and gas gross revenues increased $6,877,000 or 56% to $19,128,000. Oil revenues before royalties increased by 51% to $15,978,000 due to a 79% increase in prices between years partially offset by a 16% decrease in production. Natural gas revenues before royalties increased $534,000 or 74% due to a 104% increase in average gas prices partially offset by a 15% decrease in natural gas production. NGL revenue before royalties increased $958,000 or 103% due to a 136% increase in average prices partially offset by a 14% decrease in production.

Average production per day for 2021 decreased 15% from the prior year due to the normal production decline of existing wells.

Production and operating expenses increased by $207,000 due to an increase in production taxes. Production and operating expense per barrel averaged $8.32 per BOE in 2021 compared to $6.54 per BOE in 2020, an increase of 27%. The increase was primarily due to an increase in production taxes of $1.47 per BOE in 2021 due to higher average prices.

Depletion and depreciation expense decreased $1,020,000 due to decreased production and a lower PP&E balance due to the impairment.

The Company completely reversed the $71.9 million PP&E impairment charge that it has recorded in March 2020 due to higher oil prices. The $71.9 impairment reversal was reduced by $1.1 million to reflect the depletion that would have been recorded if the PP&E was never impaired for a net impairment reversal amount of $70.8 million.

G&A expenses decreased $162,000, or 6%, in 2021 compared to 2020. The decrease is due to management’s continued efforts to reduce G&A costs throughout the Company partially offset by higher advisor fees at the beginning of the year.

Finance income decreased $3,542,000 in 2021 compared to the prior year due to realized and unrealized gains on commodity contracts that were recorded in 2020.

Finance expense increased $4,760,000 due to realized and unrealized losses on commodity contracts in 2021 partially offset by lower interest expense.

FOURTH QUARTER HIGHLIGHTS:

●	Net income in the fourth quarter of 2021 was $72.3 million, compared to net loss of $1.8 million in the fourth quarter of 2020, due to the impairment reversal of $70.8 million for the year ended December 31, 2021.
●	Revenue, net of royalties, was $4.3 million for the fourth quarter of 2021, an increase of 70% compared to the fourth quarter 2020 due to higher average prices partially offset by lower production.
●	Adjusted funds flow was $1.9 million in the fourth quarter of 2021 compared to $1.8 million in the prior year fourth quarter.
●	Netback from operations increased to $40.88 per BOE in the fourth quarter of 2021 compared to $18.38 per BOE in the fourth quarter of 2020, an increase of 123%. Netback including the impact of commodity contracts for the fourth quarter of 2021 was $28.99 per BOE, an increase of 14% from the prior year. The 2021 increase compared to the prior year quarter was due to the increase in average prices partially offset by higher production taxes.

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●	Interest expense decreased by 22% in the fourth quarter of 2021 due to principal payments on the credit facility which reduced the outstanding loan balance and lower interest rates.

●	Average production for the fourth quarter of 2021 was 931 BOEPD, a decrease of 14% compared to the prior year fourth quarter due to the normal decline of existing wells.
●	G&A expense decreased by over 20% in the fourth quarter of 2021 due to due to management’s continued efforts to reduce G&A costs throughout the Company.
●	Operating expense per barrel averaged $8.79 per BOE in the fourth quarter of 2021 compared to $6.84 per BOE in the prior year quarter, an increase of 28%. The increase was primarily due to an increase in production taxes in 2021 due to higher average prices.
●	The Company performed an impairment reversal test at December 31, 2021 and reversed the entire impairment expense of $71.9 million that was recorded in March 2020. The $71.9 impairment reversal was lower than the original impairment by $1.1 million to reflect the depletion that would have been recorded if the PP&E was never impaired for a net impairment reversal amount of $70.8 million.

Fourth Quarter 2021 to Fourth Quarter 2020

Gross oil and gas revenues totaled $5,444,000 in the fourth quarter of 2021 versus $3,205,000 in the fourth quarter of 2020, an increase of 70%. Oil revenues were $4,450,000 in the fourth quarter of 2021 versus $2,735,000 in the fourth quarter of 2020, an increase of 63%, due to increase in average prices partially offset by decreased production. Natural gas revenues increased 95% due to an increase in average prices partially offset by a decrease in production. NGL revenue increased 125% to $577,000 due to higher average NGL prices partially offset by lower production.

Operating expenses increased by $72,000 in the fourth quarter of 2021 compared to 2020 due to higher production taxes.

G&A expenses decreased by $155,000, or 20%, between quarters due to management’s continued efforts to reduce G&A costs throughout the Company.

Finance income decreased by $185,000 in the fourth quarter of 2021 compared to the prior year fourth quarter due to realized gains on commodity contracts in 2020.

Finance expense decreased $602,000 due to unrealized losses on commodity contracts in 2020 and lower fourth quarter 2021 interest expense compared to the prior year fourth quarter.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

	December 31,	December 31,
	2021	2020
Current assets
Cash and cash equivalents	$7,316	$920
Trade and other receivables	1,999	1,607
Deposits and prepaid expenses	587	575
	9,902	3,102
Non-current assets
Property, plant and equipment	147,076	78,979
Right of use assets	38	103

Total assets	$157,016	$82,184

Current liabilities
Trade and other payables	$	$4,371
Current portion of loans and borrowings		2,084
Current lease payable		66
Fair value of commodity contracts		37
	3,145	6,558
	1,000
Non-current liabilities	43
Loans and borrowings	1,891	18,665
Asset retirement obligations	1,398	1,269
Lease payable	-	44
Fair value of commodity contracts	585	-
	17,849	19,978

Equity
Share capital	296,060	289,622
Contributed surplus	22,948	22,948
Deficit	(185,920)	(256,922)
Total equity	133,088	55,648

Total equity and liabilities	$157,016	$82,184

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

	Three months ended December 31		Year ended December 31
	2021	2020	2021	2020
Revenue:
Oil and natural gas revenue, net	$4,255	$2,510	$14,972	$9,580
Other income	-	-	2	2
	4,255	2,510	14,974	9,582
Expenses:
Production and operating	753	681	2,962	2,755
Depletion and depreciation	915	988	3,594	4,614
General and administrative	622	777	2,697	2,859
Share based compensation	-	-	-	21
Impairment (impairment reversal) of PP&E	(70,820)	-	(70,820)	71,923
Gain on forgiven loans	(280)	-	(583)	-
	(68,810)	2,446	(62,150)	82,172

Finance income	514	699	-	3,542
Finance expense	(1,239)	(1,841)	(6,122)	(1,362)

Net income (loss) and comprehensive income (loss)	$72,340	$(1,078)	$71,002	$(70,410)

Net income (loss) per share
Basic and Diluted	$0.31	$(0.00)	$0.30	$(0.30)

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KOLIBRI GLOBAL ENERGY INC.

FOURTH QUARTER AND YEAR ENDED 2021

(Unaudited, expressed in Thousands of United States dollars, except as noted)

	4th Quarter		Year Ended Dec. 31
	2021	2020	2021	2020
Oil revenue before royalties	$4,450	2,735	15,978	10,593
Gas revenue before royalties	417	214	1,259	725
NGL revenue before royalties	577	256	1,891	933
	5,444	3,205	19,128	12,251

Adjusted funds flow	1,859	1,750	6,569	7,196
Additions (adjustments) to PP&E	559	43	696	(16)

Statistics:	4th Quarter		Year Ended Dec. 31
	2021	2020	2021	2020
Average oil production (Bopd)	638	735	662	785
Average natural gas production (mcf/d)	825	924	864	1,013
Average NGL production (Boepd)	153	193	169	197
Average production (Boepd)	931	1,082	975	1,151
Average oil price ($/bbl)	$75.80	$40.42	$66.08	$36.85
Average natural gas price ($/mcf)	$5.49	$2.52	$3.99	$1.96
Average NGL price ($/bbl)	$40.56	$14.39	$30.59	$12.94

Average price per barrel	$63.56	$32.19	$53.75	$29.08
Royalties per barrel	13.89	6.97	11.68	6.34
Operating expenses per barrel	8.79	6.84	8.32	6.54
Netback from operations	$40.88	$18.38	$33.75	$16.20
Price adjustment from commodity contracts (Boe)	(11.89)	7.02	(7.70)	7.66
Netback including commodity contracts (Boe)	28.99	25.40	26.05	23.86

The information outlined above is extracted from and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2021 and the related management’s discussion and analysis thereof, copies of which are available under the Company’s profile at www.sedar.com.

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NON-GAAP MEASURES

Netback from operations, netback including commodity contracts and adjusted funds flow (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under Canadian generally accepted accounting principles (“GAAP”) and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows related to operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

An explanation of how the Company’s Non-GAAP Measures provide useful information to an investor and the purposes for which the Company’s management uses the Non-GAAP Measures is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedar.com and is incorporated by reference into this earnings release.

The following is the reconciliation of the non-GAAP ratio netback from operations to net income (loss) from continuing operations, which the Company considers to be the most directly comparable financial measure that is disclosed in the Company’s financial statements:

(US $000)	Year ended December 31,
	2021	2020
Net earnings (loss) from continuing operations	71,002	(70,410)

Adjustments:
Finance income	-	(3,542)
Finance expense	6,122	1,362
Stock based compensation	-	21
General and administrative expenses	2,697	2,859
Impairment (impairment reversal) of property, plant and equipment	(70,820)	71,923
Depletion, depreciation and amortization	3,594	4,614
Other income	(583)	(2)
Operating netback	12,012	6,825

Netback from operations	$33.75	$16.20

The following is the reconciliation of the non-GAAP measure adjusted funds flow to the comparable financial measures disclosed in the Company’s financial statements:

(US $000)	Year ended December 31,
	2021	2020
Cash flow from continuing operations	6,303	6,111
Change in non-cash working capital	(551)	(128)
Interest expense(a)	817	1,213
Adjusted funds flow	6,569	7,196

(a)	Interest expense on long-term debt excluding the amortization of debt issuance costs

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Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“Boes”) to reflect natural gas liquids and oil production and sales. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

Readers are referred to the full description of the results of the Company’s December 31, 2021 independent reserves evaluation and other oil and gas information contained in its Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2021, which the Company filed on SEDAR on March 7, 2022.

Caution Regarding Forward-Looking Information

This release contains forward-looking information including estimates of reserves, the proposed timing and expected results of exploratory and development work including fracture stimulation and production from the Company’s Tishomingo field, Oklahoma acreage, the future performance of wells including following shut-in’s and restart of well(s), the expected effects of cost reduction efforts, availability of funds from the Company’s reserves based loan facility and the expected increase to the Company’s borrowing base of $2.0 million in the second quarter of 2022, and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “intend” and similar expressions are intended to identify forward-looking statements.

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Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, declines will match the modeling, future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that anticipated results and estimated costs will be consistent with managements’ expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserves-based loan facility and that the borrowing base will not be reduced and will be increased in the second quarter of 2022, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, anticipated results and estimated costs will not be consistent with managements’ expectations, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks including flooding and extended interruptions due to inclement or hazardous weather), the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the price of oil will decline, that the Company will cease to be in compliance with the covenants under its reserves-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base re-determination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that funding is not available from the Company’s reserves based loan facility at the times or in the amounts required for planned operations, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section, the Company’s most recent management’s discussion and analysis and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedar.com.

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With respect to estimated reserves, the evaluation of the Company’s reserves is based on a limited number of wells with limited production history and includes a number of assumptions relating to factors such as availability of capital to fund required infrastructure, commodity prices, production performance of the wells drilled, successful drilling of infill wells, the assumed effects of regulation by government agencies and future capital and operating costs. All of these estimates will vary from actual results. Estimates of the recoverable oil and natural gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, may vary. The Company’s actual production, revenues, taxes, development and operating expenditures with respect to its reserves will vary from such estimates, and such variances could be material. In addition to the foregoing, other significant factors or uncertainties that may affect either the Company’s reserves or the future net revenue associated with such reserves include material changes to existing taxation or royalty rates and/or regulations, and changes to environmental laws and regulations.

Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this release is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

About Kolibri Global Energy Inc.

KEI is an international energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. . The common shares of the Company trade on the Toronto Stock Exchange (“TSX”) under the symbol “KEI” and on the Over the Counter QB (“OTCQB”) under the symbol “KGEIF”.

For further information, contact:

Wolf E. Regener, President and Chief Executive Officer +1 (805) 484-3613

Email: investorrelations@kolibrienergy.com

Website: www.kolibrienergy.com